For Immediate Release

Contact for Media:    Vincent Power
Sears Canada, Corporate Communications
        vpower@sears.ca

Sears Canada Common Shares to be Delisted from NASDAQ

TORONTO - June 26, 2017 - On June 22, 2017, Sears Canada Inc. (the “Company”) (TSX: SCC; NASDAQ: SRSC) received notice from the Listing Qualifications Department of the NASDAQ Stock Market LLC (“NASDAQ”) indicating that it has determined to delist the Company’s common shares from The Nasdaq Stock Market, and to suspend trading in the common shares at the opening of business on July 3, 2017, unless the Company requests an appeal of that decision to delist the shares. The Company will not appeal the decision. NASDAQ has made its determination based on the granting of an order on June 22, 2017 by the Ontario Superior Court of Justice (Commercial List) providing the Company with protection from its creditors under the Companies’ Creditors Arrangement Act (Canada), as well as the failure by the Company to comply with NASDAQ Listing Rule 5450(a)(1).

About Sears Canada
Sears Canada Inc. is an independent Canadian digital and store-based retailer and technology company whose head office is based in Toronto. Sears Canada’s unique brand format offers premium quality Sears Label products, designed and sourced by Sears Canada, and of-the-moment fashion and home décor from designer labels in The Cut @Sears. Sears Canada also has a top ranked appliance and mattress business in Canada. Sears Canada is undergoing a reinvention, including new customer experiences at every touchpoint, a new e-commerce platform, new store concepts, and a new set of customer service principles designed to deliver WOW experiences to customers. Information can be found at sears.ca/reinvention. Sears Canada operates as a separate entity from its U.S.-based co-founder, now known as Sears Holdings Corporation, based in Illinois.

Forward Looking Information
Certain matters set forth in this news release including, but not limited to, statements with respect to the continued listing of the Company’s common shares on NASDAQ are forward-looking statements within the meaning of applicable securities laws. These forward-looking statements reflect management’s current views and are based on certain assumptions and other factors that management believes are appropriate. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, as well as those risks and uncertainties identified under the heading “Risks and Uncertainties” in Sears Canada’s management’s discussion and analysis for the 52-week period ended January 28, 2017, available at www.sedar.com and www.sec.gov. These forward-looking statements are made as at the date of this news release, and the Company assumes no obligation to update or revise them, either publicly or otherwise, to reflect new events, information or circumstances.